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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              _____________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 7, 2002
                              _____________________


                                   CEZ, a.s.
                  ____________________________________________
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                             ______________________
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No x


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________.

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The  following  information  was filed by CEZ, a. s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:

On November 6, 2002 the Supervisory Board elected Mr. Peter Voboril to the Board of Directors of CEZ, .a.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 7, 2002

                                        CEZ, a.s.




                                        By_____________________
                                        Name: Libuse Latalova
                                        Title: Head of Finance Administration